UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-13752
Smith-Midland Corporation
Boston Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

P.O. Box 300
5119 Catlett Rd., Midland, VA 22728
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.l2d2-2(a)(I)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.l2d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☑ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Smith-Midland Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: May 13, 2009	By:	/s/ William A. Kenter
William A. Kenter
Chief Financial Officer

The Nasdaq Stock Market, Inc. previously acquired the Boston Stock Exchange (“BSE”).  Smith-Midland Corporation was listed on the BSE.  The BSE provided to us an announcement indicating that it effectively terminated its listing programs. Smith-Midland Corporation was advised that our stock, along with the stock of the other BSE-listed companies, would no longer be listed, quoted or traded on the BSE.

Currently, Smith-Midland Corporation is on the NASDAQ OTCBB.  The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (OTC) equity securities.

1 Form 25 will be considered in compliance with the provisions of 17 CFR 240.19d-1 as applicable.  See General Instructions.

SEC 1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.